Exhibit 21.1

List of Subsidiaries of Evolve Transition Infrastructure LP

Name	Jurisdiction of Organization
SEP Holdings IV, LLC	Delaware
Catarina Midstream, LLC	Delaware
SECO Pipeline, LLC	Delaware
SNMP Services Inc.	Delaware

*	The names of certain indirectly owned subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary pursuant to Rule 1-02(W) of Regulation S-X.